Exhibit 99.1

HIGHLIGHTS

•	Produced a quarterly record of 44,104 boe/d for Q2/2010 (an increase of 9% from Q2/2009 and 2% from Q1/2010);

•	Generated funds from operations of $109.1 million in Q2/2010 (an increase of 26% from Q2/2009 and 2% from Q1/2010);

•
Completed the acquisition of a private entity with heavy oil assets in the Lloydminster area of Saskatchewan for total net consideration of $40.9 million, adding approximately 900 bbl/d of oil production at accretive metrics;

•	Expanded our Bakken/Three Forks position to approximately 124,000 net acres, including the addition of high working interest lands in Williams County, North Dakota;

•	Amended our credit facilities, increasing the available facilities to $550 million from $515 million and extending the maturity date to June 2012;

•	Received upgrades from Standard and Poor’s to BB (from BB-) for our corporate credit rating and to B+ (from B) as an issue rating for our senior unsecured debentures; and

•	Declared total distributions of $46.8 million in Q2/2010, representing a payout ratio of 43% net of distribution reinvestment plan (“DRIP”) participation (55% before DRIP).

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	241,564	261,782	193,239	503,346	343,575
Funds from operations(1)	109,123	107,498	86,661	216,621	146,033
Per unit – basic	0.98	0.98	0.82	1.96	1.43
Per unit – diluted	0.95	0.95	0.81	1.89	1.41
Cash distributions declared(2)	46,761	49,142	32,569	95,903	67,516
Per unit	0.54	0.54	0.36	1.08	0.78
Net income	33,027	51,954	27,451	84,981	18,961
Per unit – basic	0.30	0.47	0.26	0.77	0.19
Per unit – diluted	0.29	0.46	0.26	0.74	0.18
Exploration and development	62,548	57,011	29,918	119,559	77,393
Acquisitions – net of dispositions	4,659	2,333	2,348	6,992	2,332
Corporate acquisition	40,914	–	–	40,914	–
Total oil and gas expenditures	108,121	59,344	32,266	167,465	79,725
Bank loan	341,919	257,364	154,171	341,919	154,171
Convertible debentures	5,864	6,353	10,053	5,864	10,053
Long-term notes	150,000	150,000	209,187	150,000	209,187
Working capital deficiency	55,660	50,381	38,550	55,660	38,550
Total monetary debt(3)	553,443	464,098	411,961	553,443	411,961

Baytex Energy Trust Second Quarter Report 2010

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,443	6,660	7,073	6,551	7,096
Heavy oil (bbl/d)	28,263	27,278	23,284	27,773	23,357
Total oil (bbl/d)	34,706	33,938	30,357	34,324	30,453
Natural gas (mmcf/d)	56.4	56.9	60.2	56.7	57.7
Oil equivalent (boe/d @ 6:1)(4)	44,104	43,425	40,387	43,766	40,076
Average prices (before financial hedging)
WTI oil (US$/bbl)	78.03	78.71	59.51	78.37	51.29
Edmonton par oil ($/bbl)	75.46	80.31	66.15	77.88	58.26
BTE light oil and NGL ($/bbl)	64.38	68.04	54.28	66.23	48.68
BTE heavy oil ($/bbl)(5)	57.59	62.07	51.19	59.78	42.71
BTE total oil ($/bbl)	58.84	63.24	51.91	61.01	44.10
BTE natural gas ($/mcf)	4.19	5.31	3.85	4.75	4.58
BTE oil equivalent ($/boe)	51.67	56.41	44.78	54.01	40.11
USD/CAD noon rate at period end	0.9429	0.9846	0.8602	0.9429	0.8602
USD/CAD average rate for period	0.9733	0.9607	0.8568	0.9671	0.8290
TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$36.31	$36.80	$20.18	$36.80	$20.18
Low	$27.72	$29.50	$14.89	$27.72	$9.77
Close	$31.80	$34.35	$19.59	$31.80	$19.59
Volume traded (thousands)	28,441	22,448	25,453	50,889	64,442
NYSE
Unit price (US$)
High	$36.23	$36.07	$18.42	$36.23	$18.42
Low	$25.64	$27.56	$11.76	$25.64	$7.84
Close	$29.95	$33.96	$16.83	$29.95	$16.83
Volume traded (thousands)	7,292	4,452	9,426	11,744	21,970
Units outstanding (thousands)	111,259	110,650	106,988	111,259	106,988

(1)
Funds from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and six months ended June 30, 2010.

(2)	Cash distributions declared are net of DRIP.

(3)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the balance sheet value of the convertible debentures and the principal amount of long-term debt.

(4)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil wellhead prices are net of blending costs.

Forward-Looking Statements

This Report contains forward-looking statements relating to: our exploration and development capital expenditures for 2010; our production level for 2010; the development potential of the heavy oil assets in the Lloydminster area that we acquired in May 2010; our heavy oil resource play at Seal, including initial production rates from new wells and drilling plans for the second half of 2010; our Bakken/Three Forks light oil resource play in North Dakota, including initial production rates from new wells and drilling plans for the second half of 2010; our Viking light oil resource play in Alberta and Saskatchewan, including initial production rates from new wells and drilling plans for the second half of 2010; heavy oil price differentials; our ability to fund our capital expenditures and distributions from funds from operations in 2010; our effective cash tax expenses in years 2010 to 2015; our liquidity and financial capacity; and our plan to convert to a corporate legal form, including the timing of the conversion and our dividend policy as a corporation. We refer you to the end of the Management’s Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

Baytex Energy Trust Second Quarter Report 2010

MESSAGE TO UNITHOLDERS

Operations Review

Production averaged 44,104 boe/d during the second quarter of 2010, as compared to 43,425 boe/d in the first quarter of 2010, a 2% increase in oil-equivalent production. Oil production increased by 2% and natural gas production declined by 1% as compared to the prior quarter.

Capital expenditures for exploration and development activities totaled $62.5 million for the second quarter of 2010. During this period, Baytex participated in the drilling of 29 (24.3 net) wells, resulting in 27 (22.3 net) oil wells and two (2.0 net) service wells for a 100% success rate. Second quarter drilling included 12 (11.2 net) oil wells and two (2.0 net) service wells in our Lloydminster heavy oil area, five (5.0 net) producing wells at Seal, five (4.8 net) wells in our light oil and gas areas in western Canada and five (1.3 net) oil wells in North Dakota.

Consistent with previous guidance, our exploration and development capital budget for 2010 is $235 million. In our first quarter release, we increased guidance for 2010 average production from the original level of 43,500 boe/d to 44,000 boe/d, including the contribution from the Lloydminster acquisition. We are now increasing guidance for 2010 average production to a range of 44,000 to 44,500 boe/d.

Heavy Oil

In the second quarter of 2010, heavy oil production averaged 28,263 bbl/d, an increase of 21% over the second quarter of 2009 and 4% over the first quarter of 2010. During the second quarter of 2010, we drilled 17 (16.2 net) producing wells and two (2.0 net) service wells on our heavy oil properties for a 100% success rate.

In late May, we closed the acquisition of a private company with heavy oil assets in the Lloydminster area. The acquisition includes production of approximately 900 bbl/d and 32,100 net acres of undeveloped land. We have identified a number of drilling and recompletion opportunities on these lands that should provide production growth from the acquired assets. Total net consideration of $40.9 million was funded by drawing on Baytex’s revolving credit facilities.

Production from Seal averaged approximately 8,900 bbl/d in the second quarter, an increase of 1,600 bbl/d over the first quarter of 2010. In the second quarter, we drilled five horizontal producers at Seal, encompassing a total of 43 horizontal laterals, with 30-day average rates averaging approximately 400 bbl/d per well. During the second quarter, we also re-entered four existing wells and drilled seven to ten new laterals per well to access previously undrained areas of the reservoir. Production from the re-entered wells increased from an average of 33 bbl/d per well prior to the workovers to a 30-day average rate of more than 500 bbl/d per well after the workovers. We plan to drill approximately 10 more wells at Seal in the second half of 2010.

Light Oil & Natural Gas

During the second quarter of 2010, light oil and natural gas production averaged 15,841 boe/d, which was comprised of 6,443 bbl/d of light oil and NGL and 56.4 mmcf/d of natural gas. On an oil-equivalent basis, production of light oil, NGL and natural gas declined by 2% over the previous quarter, primarily due to natural declines in conventional fields. In the second quarter, we drilled 10 (6.1 net) oil wells for a 100% success rate.

In our Bakken/Three Forks play in North Dakota, we participated in drilling five (1.3 net) horizontal oil wells in the second quarter. Since the commencement of our operated program in North Dakota in July 2009, we have successfully drilled nine horizontal wells in this play. To date, we have operated seven wells that have sufficient history to establish peak 30-day rates, with a resulting average of 280 bbl/d per well after adjusting for downtime. All Baytex operated wells drilled to date have been approximately one mile-long wells drilled in 640-acre spacing units. We have also participated in five wells operated by two other companies, which were approximately two-mile long wells drilled in 1280-acre spacing units. The average peak 30-day production rates for the three “1280” wells that have sufficient production history is 420 bbl/d per well. In the remainder of 2010, we plan to participate in the drilling of 15 to 20 (6.1 to 9.0 net) wells in the Bakken/Three Forks. We have now amassed a land position of approximately 124,000 net acres in this play, up from our previously announced level of approximately 96,000 net acres. The new lands are generally to the south of our original land position in Divide County, including lands that are in Williams County, North Dakota. The new lands have working interests ranging between 45% and 100%.

Baytex Energy Trust Second Quarter Report 2010

We continued development activities in the Viking light oil resource play in the second quarter. In Saskatchewan, we drilled three horizontal Viking wells in the second quarter but wet conditions delayed completion activities until the third quarter. One Saskatchewan Viking well that was drilled in the first quarter and completed in the second quarter has established a 30-day average rate of 82 bbl/d. In Alberta, we drilled two Viking horizontal wells in the second quarter. Including wells drilled in previous quarters, five Baytex operated multi-lateral unfractured horizontal wells in the Alberta Viking play have sufficient history to establish peak 30-day rates, with a resulting average of 115 bbl/d per well. We plan to drill five to ten more Viking oil wells in the second half of 2010.

Financial Review

Funds from operations (“FFO”) were $109.1 million in the second quarter of 2010, an increase of 2% compared to the first quarter of 2010, largely driven by increased production. The average WTI price for the quarter was US$78.03/bbl, a 1% decrease from the first quarter of 2010. We received an average oil price of $58.84/bbl in the second quarter of 2010 (inclusive of our physical hedging loss), a decrease of 7% over the first quarter of 2010. We also received an average natural gas price of $4.19/mcf in the second quarter of 2010, a decrease of 21% from the prior quarter.

The heavy oil price differential, as measured by Western Canadian Select prices, averaged 18% of WTI for the second quarter of 2010, compared to 12% in the first quarter of 2010 and 12% in the second quarter of 2009. Additional third party transportation capacity and refining infrastructure have led to significant improvement in differentials for heavy oil over the past three years. The increase in differentials in the second quarter of 2010 was primarily due to seasonal refinery turnarounds.

In the second quarter of 2010, total cash distributions declared were $46.8 million, or $0.54 per unit, representing a payout ratio of 43% net of DRIP participation (55% before DRIP). Based on the current commodity price strip, we expect to generate sufficient funds from operations in 2010 to fully fund our exploration and development capital program and our distributions, as we have done so far in 2010.

During the second quarter, we closed our previously announced acquisition of several private entities which will be used in our internal financing structure. Total consideration for this acquisition was approximately $38 million. After completing an internal reorganization to integrate these entities, we project that our cash income tax expenses, assuming that the current commodity strip price is realized, expressed as percentage of FFO, will be nil for 2010 and 2011, and will average approximately 5% for 2012 to 2015.

During the second quarter, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. The additional borrowing capacity and the additional repayment term further enhance our existing financial flexibility. At the end of the second quarter of 2010, total monetary debt was $553 million, which left undrawn credit facilities of $152 million and represents a debt-to-FFO ratio of 1.3 times based on second quarter annualized FFO. Both of these metrics are well within our leverage and liquidity targets, and provide ample capacity to finance our operations.

We are pleased to note that Standard and Poor’s has upgraded our corporate credit rating to BB (from BB-) and issue rating for our outstanding senior unsecured debentures to a B+ (from B) citing our strong operational consistency and financial management as reasons for the upgrades.

We continue to work towards a planned conversion from the current trust structure to a corporate legal form, and expect to have this conversion transaction completed at year-end 2010. In the absence of a significant decline in commodity prices, we expect to maintain our current distribution level as a dividend upon conversion to a corporation.

On behalf of the Board of Directors,

Anthony Marino
President and Chief Executive Officer
August 11, 2010

Baytex Energy Trust Second Quarter Report 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and six months ended June 30, 2010. This information is provided as of August 11, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The second quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months and six months ended June 30, 2010 and 2009, and its audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form (“AIF”) for the year ended December 31, 2009. These documents and additional information about the Trust are available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP metric commonly used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The second quarter of 2010 was marked by fluctuations in the financial and commodity markets which were largely the result of concerns about European sovereign debt. The spot price for West Texas Intermediate (“WTI”) at June 30, 2010 was US$75.63/bbl after recovering from a low in late May of US$68.01/bbl. Despite this price volatility, the current economic environment outlook continues to show signs of stabilization and recovery. In this economic environment, Baytex is focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

We completed a number of transactions to strengthen our business during the three months ended June 30, 2010. Through a series of transactions, we acquired approximately 900 barrels per day of heavy oil production at accretive metrics, added to our heavy oil development inventory, and enhanced our internal financing structure as we look forward to the coming conversion back to a corporate legal entity form at year-end 2010. In June 2010, we also expanded our borrowing capacity by amending our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011, and add a one-year term out following the revolving period.

Baytex Energy Trust Second Quarter Report 2010

Results of Operations

Production

	Three Months Ended June 30			Six Months Ended June 30
	2010	2009	Change	2010	2009	Change
Daily Production
Light oil and NGL (bbl/d)	6,443	7,073	(9%)	6,551	7,096	(8%)
Heavy oil (bbl/d)(1)	28,263	23,284	21%	27,773	23,357	19%
Natural gas (mmcf/d)	56.4	60.2	(6%)	56.7	57.7	(2%)
Total production (boe/d)	44,104	40,387	9%	43,766	40,076	9%
Production Mix
Light oil and NGL	15%	18%	–	15%	18%	–
Heavy oil	64%	58%	–	63%	58%	–
Natural gas	21%	24%	–	22%	24%	–

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex’s heavy oil inventory. For the three months ended June 30, 2010, heavy oil sales volumes were 73 bbl/d higher than production volumes (three months ended June 30, 2009 – 157 bbl/d higher). For the six months ended June 30, 2010, heavy oil sales volumes were 118 bbl/d higher than production volumes (six months ended June 30, 2009 – 130 bbl/d lower).

Production for the three months ended June 30, 2010 totaled 44,104 boe/d, as compared to 40,387 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the second quarter of 2010 decreased by 9% to 6,443 bbl/d from 7,073 bbl/d a year earlier due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the second quarter of 2010 increased by 21% to 28,263 bbl/d from 23,284 bbl/d a year ago primarily due to the acquisition of producing assets and from increased production at Seal. Natural gas production decreased by 6% to 56.4 mmcf/d for the second quarter of 2010, as compared to 60.2 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the six months ended June 30, 2010 totaled 43,766 boe/d, as compared to 40,076 boe/d for the same period in 2009. Light oil and NGL production for the six months ended June 30, 2010 decreased by 8% to 6,551 bbl/d from 7,096 bbl/d a year earlier due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the six months ended June 30, 2010 increased by 19% to 27,773 bbl/d from 23,357 bbl/d a year ago primarily due to the acquisition of producing assets and from increased production at Seal. Natural gas production decreased by 2% to 56.7 mmcf/d for the six months ended June 30, 2010, as compared to 57.7 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first six months of 2010, the price of WTI fluctuated between a low of US$68.01/bbl and a high of US$86.84/bbl. This change reflects the relatively high price volatility that existed in the second quarter of 2010, as expectations of a global economic recovery gave way to concerns about European sovereign debt and potential slowing of economic growth. From mid-May 2010, WTI rallied to end the second quarter at US$75.63/bbl on improving US demand and signs that the global economic recovery was continuing, albeit at a slower pace. As shown in the table below, the average price of WTI for the three months ended June 30, 2010 was US$78.03/bbl, or 31% higher than the second quarter of 2009. For the six months ended June 30, 2010, the average price of WTI was US$78.37/bbl or 53% higher than the six months ended June 30, 2009.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, increased by 6% in the three months ended June 30, 2010 from first quarter levels. The increase in differentials resulted from both scheduled and unscheduled refinery turnarounds in the second quarter, as well as the effects of pipeline line-fill that temporarily increased demand for WCS in the first quarter of 2010. During the six months ended June 30, 2010, the heavy oil price differential was 15% as compared to 17% in the first six months of 2009. In general, demand for Canadian heavy crude continues to be robust, with a growing list of US refineries being reconfigured to process heavy Canadian crude.

Baytex Energy Trust Second Quarter Report 2010

Natural Gas

For the three months ended June 30, 2010, AECO natural gas prices averaged $3.86/mcf, as compared to $3.66/mcf in the same period last year. Natural gas prices remained subdued for much of the second quarter of 2010 due to comparatively high gas inventories, as well as growing drilling and natural gas production in the United States. As a result, prompt natural gas prices remained depressed for much of the second quarter 2010; however, hot weather over the southern and eastern United States in June increased gas demand for power generation and buoyed gas prices at the end of the quarter. For the six months ended June 30, 2010, the average AECO natural gas price was comparable to 2009, averaging $4.61/mcf, as compared to $4.65/mcf in the same period last year.

	Three Months Ended June 30			Six Months Ended June 30
	2010	2009	Change	2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$78.03	$59.51	31%	$78.37	$51.29	53%
WCS heavy oil (US$/bbl)(2)	$63.94	$52.19	23%	$66.81	$43.17	55%
Heavy oil differential(3)	(18%)	(12%)	–	(15%)	(17%)	–
USD/CAD average exchange rate	0.9733	0.8568	14%	0.9671	0.8290	17%
Edmonton par oil ($/bbl)	$75.46	$66.15	14%	$77.88	$58.26	34%
AECO natural gas price ($/mcf)(4)	$3.86	$3.66	5%	$4.61	$4.65	(1%)
Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$64.38	$54.28	19%	$66.23	$48.68	36%
Heavy oil ($/bbl)(5)(6)	$57.79	$57.81	–	$61.71	$47.53	30%
Physical forward sales contracts gain (loss) ($/bbl)	(0.20)	(6.62)	97%	(1.93)	(4.82)	60%
Heavy oil, net ($/bbl)	$57.59	$51.19	13%	$59.78	$42.71	40%
Total oil and NGL, net ($/bbl)	$58.84	$51.91	13%	$61.01	$44.10	38%
Natural gas ($/mcf)(6)	$4.07	$3.56	14%	$4.69	$4.35	8%
Physical forward sales contracts gain (loss) ($/mcf)	0.12	0.29	(59%)	0.06	0.23	(74%)
Natural gas, net ($/mcf)	$4.19	$3.85	9%	$4.75	$4.58	4%
Summary
Weighted average ($/boe)(6)	51.64	48.88	6%	55.36	43.11	28%
Physical forward sales contracts gain (loss) ($/boe)	0.03	(4.10)	101%	(1.35)	(3.00)	55%
Weighted average, net ($/boe)	$51.67	$44.78	15%	$54.01	$40.11	35%

(1)	WTI refers to the calendar monthly average based on NYMEX prompt month WTI.

(2)	WCS refers to the posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex’s risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

Baytex Energy Trust Second Quarter Report 2010

During the second quarter of 2010, Baytex’s average sales price for light oil and NGL was $64.38/bbl, up 19% from $54.28/bbl in the second quarter of 2009. Baytex’s realized heavy oil price during the second quarter of 2010, prior to physical forward sales contracts, was $57.79/bbl, or 88% of WCS. This compares to a realized heavy oil price in the second quarter of 2009, prior to physical forward sales contracts, of $57.81/bbl, or 95% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the second quarter of 2010 was $57.59/bbl, up 13% from $51.19/bbl in the second quarter of 2009. Baytex’s realized natural gas price for the three months ended June 30, 2010 was $4.07/mcf, prior to physical forward sales contracts, and $4.19/mcf inclusive of physical forward sales contracts (three months ended June 30, 2009 – $3.56/mcf prior and $3.85/mcf inclusive of physical forward sales contracts.)

For the first six months of 2010, Baytex’s average sales price for light oil and NGL was $66.23/bbl, up 36% from $48.68/bbl in the first six months of 2009. Baytex’s realized heavy oil price during the first six months of 2010, prior to physical forward sales contracts, was $61.71/bbl, or 89% of WCS. This compares to a realized heavy oil price in the first six months of 2009, prior to physical forward sales contracts, of $47.53/bbl, or 91% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first six months of 2010 was $59.78/bbl, up 40% from $42.71/bbl in the first six months of 2009. Baytex’s realized natural gas price for the six months ended June 30, 2010 was $4.69/mcf, prior to physical forward sales contracts, and $4.75/mcf inclusive of physical forward sales contracts (six months ended June 30, 2009 – $4.35/mcf prior and $4.58/mcf inclusive of physical forward sales contracts).

Revenue

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2010	2009	Change	2010	2009	Change
Oil revenue
Light oil and NGL	$37,749	$34,937	8%	$78,533	$62,520	26%
Heavy oil	148,489	109,193	36%	301,780	179,543	68%
Total oil revenue	186,238	144,130	29%	380,313	242,063	57%
Natural gas revenue	21,491	21,514	0%	48,714	48,495	0%
Total oil and gas revenue	207,729	165,644	25%	429,027	290,558	48%
Sales of heavy oil blending diluent	33,835	27,595	23%	74,319	53,017	40%
Total petroleum and natural gas sales	$241,564	$193,239	25%	$503,346	$343,575	47%

Petroleum and natural gas sales increased 25% to $241.6 million for the second quarter of 2010 from $193.2 million for the same period in 2009. During this period, the change was driven by heavy oil revenues which increased by 36%, which increase was comprised of a 13% increase in realized price and a 21% increase in sales volume compared to the three months ended June 30, 2009.

For the six months ended June 30, 2010, petroleum and natural gas sales increased 47% to $503.3 million from $343.6 million for the same period in 2009. During this period, the change was driven by heavy oil revenues which increased by 68%, which increase was comprised of a 40% increase in realized price and a 19% increase in sales volume compared to the six months ended June 30, 2009.

Royalties

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Royalties	$38,614	$28,627	35%	$85,962	$50,346	71%
Royalty rates:
Light oil, NGL and natural gas	22.8%	13.4%	–	22.7%	18.4%	–
Heavy oil	17.0%	19.3%	–	19.0%	16.7%	–
Average royalty rates(1)	18.6%	17.3%	–	20.0%	17.3%	–
Royalty expenses per boe	$9.61	$7.76	24%	$10.82	$6.96	55%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Baytex Energy Trust Second Quarter Report 2010

Total royalties for the second quarter of 2010 increased to $38.6 million from $28.6 million in the second quarter of 2009. Total royalties for the second quarter of 2010 were 18.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.3% for the same period in 2009.

Royalties for light oil, NGL and natural gas in the three months ended June 30, 2009 were lower than expected due to a non-recurring prior period correction to royalties paid. Royalty rates for light oil, NGL and natural gas for the three months ended June 30, 2010 are more reflective of future expectations for royalty expenses. Royalties as a percentage of revenue for heavy oil have decreased in the current quarter compared to the second quarter of 2009 due to a $1.0 million Alberta Royalty Tax Credit reassessments related to 2004 and 2005 periods.

Total royalties for the six months ended June 30, 2010 increased to $86.0 million from $50.3 million in the six months ended June 30, 2009. Total royalties for the first six months of 2010 were 20.0% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.3% for the same period in 2009. The increase in heavy oil royalty rates for the first six months of 2010 is due to a payout position being reached on one development project at Seal in the third quarter of 2009 as well as increases in commodity prices which impact progressive royalty rates. Total royalties have increased as a result of these higher royalty rates plus additional volumes resulting from property acquisitions in 2009 and 2010 and increases in well productivity. Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Financial Derivative Contracts

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2010	2009	Change	2010	2009	Change
Realized gain (loss) on financial derivative contracts(1)
Crude oil	$2,603	$16,942	$(14,339)	$3,908	$42,607	$(38,699)
Natural gas	3,145	698	2,447	4,045	698	3,347
Foreign currency	6,660	2,830	3,830	13,107	2,314	10,793
Interest rate	–	–	–	512	–	512
Total	$12,408	$20,470	$(8,062)	$21,572	$45,619	$(24,047)
Unrealized gain (loss) on financial derivative contracts(2)
Crude oil	$19,275	$(32,511)	$51,786	$16,103	$(55,958)	$72,061
Natural gas	(2,344)	1,299	(3,643)	4,188	1,299	2,889
Foreign currency	(22,539)	10,390	(32,929)	(17,484)	5,768	(23,252)
Interest rate	(4,576)	–	(4,576)	(7,218)	–	(7,218)
Total	$(10,184)	$(20,822)	$10,638	$(4,411)	$(48,891)	$44,480
Total gain (loss) on financial derivative contracts
Crude oil	$21,878	$(15,569)	$37,447	$20,011	$(13,351)	$33,362
Natural gas	801	1,997	(1,196)	8,233	1,997	6,236
Foreign currency	(15,879)	13,220	(29,099)	(4,377)	8,082	(12,459)
Interest rate	(4,576)	–	(4,576)	(6,706)	–	(6,706)
Total	$2,224	$(352)	$2,576	$17,161	$(3,272)	$20,433

(1)	Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.

(2)	Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

Baytex Energy Trust Second Quarter Report 2010

The total gain on financial derivative contracts for the second quarter was $2.2 million, as compared to a loss of $0.4 million in the second quarter of 2009. This includes realized gains of $12.4 million and unrealized mark-to-market losses of $10.2 million for the second quarter of 2010, as compared to $20.5 million in realized gains and $20.8 million in unrealized losses for the second quarter of 2009. The realized gain of $12.4 million for the three months ended June 30, 2010 is due to the realization of gains on foreign currency derivative contracts and commodity contracts as a result of decreases in crude oil and natural gas prices. The unrealized mark-to-market loss of $10.2 million for the three months ended June 30, 2010 is due to strengthening of the U.S. dollar and a decrease in floating interest rates, offset by a decrease in crude oil prices at June 30, 2010, as compared to March 31, 2010.

The total gain on financial derivative contracts for the six months ended June 30, 2010 was $17.2 million, as compared to a loss of $3.3 million in the six months ended June 30, 2009. This includes realized gains of $21.6 million and unrealized mark-to-market losses of $4.4 million for the first six months of 2010, as compared to $45.6 million in realized gains and $48.9 million in unrealized losses for the same period in 2009. The realized gain of $21.6 million for the six months ended June 30, 2010 is due to the realization of gains on foreign currency and commodity contracts as a result of decreasing oil and natural gas prices. The unrealized loss of $4.4 million for the six months ended June 30, 2010 is due to strengthening of the USD and a decrease in floating interest rates, offset by a decrease in oil and natural gas prices as compared to December 31, 2009.

Details of the risk management contracts in place as at June 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and six months ended June 30, 2010.

Operating Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Operating expenses	$42,766	$39,750	8%	$85,062	$78,312	9%
Operating expenses per boe	$10.64	$10.77	(1%)	$10.71	$10.83	(1%)

Operating expenses for the second quarter of 2010 increased to $42.8 million from $39.8 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.64 per boe for the second quarter of 2010, as compared to $10.77 per boe for the second quarter of 2009. For the second quarter of 2010, operating expenses were $10.75 per boe of light oil, NGL and natural gas and $10.58 per barrel of heavy oil, as compared to $11.40 and $9.99, respectively, for the second quarter of 2009.

Operating expenses for the six months ended June 30, 2010 increased to $85.1 million from $78.3 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.71 per boe for the first six months of 2010, as compared to $10.83 per boe for the first six months of 2009. For the first six months of 2010, operating expenses were $11.24 per boe of light oil, NGL and natural gas and $10.41 per barrel of heavy oil, as compared to $11.64 and $10.21, respectively, for the first six months of 2009.

Transportation and Blending Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Blending expenses	$33,835	$27,595	23%	$74,319	$53,017	40%
Transportation expenses(1)	12,082	11,438	6%	23,637	23,858	(1%)
Total transportation and blending expenses	$45,917	$39,033	18%	$97,956	$76,875	27%
Transportation expense per boe(1)	$3.01	$3.10	(3%)	$2.98	$3.30	(10%)

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Baytex Energy Trust Second Quarter Report 2010

Transportation and blending expenses for the second quarter of 2010 were $45.9 million, as compared to $39.0 million for the second quarter of 2009. Transportation and blending expenses for the first half of 2010 were $98.0 million, as compared to $76.9 million for the first half of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2010, the blending cost was $33.8 million for the purchase of 4,404 bbl/d of condensate at $84.42 per barrel, as compared to $27.6 million for the purchase of 4,275 bbl/d at $70.94 per barrel for the same period last year. In the six months ended June 30, 2010, the blending cost was $74.3 million for the purchase of 4,799 bbl/d of condensate at $85.56 per barrel, as compared to $53.0 million for the purchase of 4,535 bbl/d at $64.58 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses before blending costs were $3.01 per boe for the second quarter of 2010, as compared to $3.10 per boe for the same period of 2009. Transportation expenses were $0.93 per boe of light oil, NGL and natural gas and $4.17 per barrel of heavy oil in the second quarter of 2010, as compared to $0.63 and $4.74, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Transportation expenses before blending costs were $2.98 per boe for the six months ended June 30, 2010, as compared to $3.30 per boe for the same period of 2009. Transportation expenses were $0.88 per boe of light oil, NGL and natural gas and $4.18 per barrel of heavy oil in the first half of 2010, as compared to $0.62 and $5.09, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Operating Netback

	Three Months Ended June 30			Six Months Ended June 30
($ per boe except for % and volume)	2010	2009	Change	2010	2009	Change
Sales volume (boe/d)	44,177	40,544	9%	43,884	39,946	10%
Operating netback ($/boe)(1):
Sales price(2)	$51.67	$44.78	15%	$54.01	$40.11	35%
Less:
Royalties	9.61	7.76	24%	10.82	6.96	55%
Operating expenses	10.64	10.77	(1%)	10.71	10.83	(1%)
Transportation expenses	3.01	3.10	(3%)	2.98	3.30	(10%)
Operating netback before financial derivative contracts	$28.41	$23.15	23%	$29.50	$19.02	55%
Financial derivative contracts gain(3)	3.09	5.55	(44%)	2.72	6.31	(57%)
Operating netback after financial derivative contracts	$31.50	$28.70	10%	$32.22	$25.33	27%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivative contracts reflect realized derivative gains (losses) only.

Baytex Energy Trust Second Quarter Report 2010

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
General and administrative expenses	$9,291	$6,671	39%	$20,422	$15,405	33%
General and administrative expenses per boe	$2.31	$1.81	28%	$2.57	$2.13	21%

General and administrative expenses for the second quarter of 2010 increased to $9.3 million from $6.7 million for the same period in 2009. The increase consists of $0.5 million related to our Income Tracking Unit Plan (which had no corresponding expense in the second quarter of 2009), higher operating overhead recoveries of $1.0 million in the second quarter of 2009 and an increase in rent expense during the quarter as compared to the three months ended June 30, 2009.

General and administrative expenses for the first half of 2010 increased to $20.4 million from $15.4 million for the same period in 2009. The increase consists of $1.8 million related to our Income Tracking Unit Plan (which had no corresponding expense in the first half of 2009), $1.1 million in tax indemnification payments relating to our Trust Unit Rights Incentive Plan, higher operating overhead recoveries of $1.0 million in the second quarter of 2009 and increases in rent, consulting and technical costs as compared to the six months ended June 30, 2009. Excluding the tax indemnification item, which we do not expect to incur in the future, general and administrative expenses per boe would have been $2.43 per boe for the six months ended June 30, 2010 (six months ended June 30, 2009 – $2.13 per boe).

Unit-based Compensation Expense

Compensation expense related to our Trust Unit Rights Incentive Plan was $2.4 million for the second quarter of 2010, as compared to $1.5 million for the second quarter of 2009. For the six months ended June 30, 2010, compensation expense was $4.8 million, an increase of 54% compared to $3.2 million for the same period in 2009.

Compensation expense associated with our Trust Unit Rights Incentive Plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the second quarter of 2010 decreased to $6.5 million, as compared to $7.7 million in the second quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance on August 26, 2009 of $150 million of 9.15% senior unsecured debentures and the retirement on September 25, 2009 of US$179.7 million of 9.625% senior subordinated notes and US$0.2 million of 10.5% senior subordinated notes.

Interest expense for the six months ended June 30, 2010 was $12.6 million compared to $15.8 million in the same period in 2009. Similar to the second quarter 2010 results above, the decrease was attributable to a lower effective interest rate on long-term debt, as described above.

Financing Charges

Financing charges for the three and six months ended June 30, 2010 decreased to $1.4 million, as compared to $1.8 million in the three and six months ended June 30, 2009. The reduction in 2010 is due to lower fees associated with our revolving credit facilities, as compared to the same periods in 2009.

Baytex Energy Trust Second Quarter Report 2010

Foreign Exchange

Foreign exchange loss in the second quarter of 2010 was $4.3 million, as compared to a gain of $12.3 million in the second quarter of 2009. The loss is comprised of an unrealized foreign exchange loss of $7.3 million and a realized foreign exchange gain of $3.0 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange gain of $13.9 million and a realized foreign exchange loss of $1.6 million.

Foreign exchange loss for the six months ended June 30, 2010 was $0.4 million, as compared to a gain of $8.3 million in the prior year. The loss is comprised of an unrealized foreign exchange loss of $2.5 million and a realized foreign exchange gain of $2.1 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange gain of $9.3 million and a realized foreign exchange loss of $1.0 million.

Unrealized gains and losses are comprised of the translation of US$180 million portion of the bank loan and the translation of the change in market values for financial derivative contracts at the month-end foreign exchange rates. For the three and six months ended June 30, 2010, the unrealized loss was due to the weakening CAD/USD foreign exchange rate at each month-end balance sheet date as compared to the strengthening of the CAD/USD foreign exchange rate at each month-end balance sheet date for same period in 2009.

Realized gains and losses are comprised of the translation of U.S. dollar denominated monetary balances at the average foreign exchange rate for the period. For the three and six months ended June 30, 2010, the realized gain was due to the weakening of average CAD foreign exchange over the period when converting to USD compared to the strengthening of the average CAD foreign exchange over the same period in 2009 when converting to USD.
Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the three months ended June 30, 2010 increased to $67.3 million from $56.4 million for the same period in 2009. On a sales-unit basis, the provision for the current quarter was $16.75 per boe, as compared to $15.28 per boe for the same quarter in 2009.

Depletion, depreciation and accretion for the six months ended June 30, 2010 increased to $133.3 million from $111.6 million for the same period in 2009. On a sales-unit basis, the provision for the first half of 2010 was $16.79 per boe, as compared to $15.43 per boe for the same period in 2009.

Taxes

Current tax expense of $3.4 million for the second quarter of 2010 is comprised of Saskatchewan resource surcharge capital tax. Current tax expense for the same period a year ago was $2.3 million and was also comprised primarily of Saskatchewan resource surcharge capital tax. Current tax expense for the six months ended June 30, 2010 is $7.0 million or $2.5 million higher than the same period in 2009. The increase in current tax expense for both the three and six months ended June 30, 2010 is due to higher Saskatchewan resource revenues, as compared to the same periods in 2009.

For the second quarter of 2010, future tax recovery totaled $11.2 million, as compared to a recovery of $6.0 million for the second quarter of 2009. For the six months ended June 30, 2010, future tax recovery totaled $13.5 million, as compared to a recovery of $28.2 million for the same period in 2009. The decrease in future tax recovery is due to a variety of factors including higher operating income, a larger positive adjustment to opening tax pools and a reduction in tax rates.

As at June 30, 2010, future income tax liability was $33.8 million (December 31, 2009 – $186.6 million). In May 2010, the Trust acquired a number of private entities for use in our internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future income tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Baytex Energy Trust Second Quarter Report 2010

Tax Pools

($ thousands)	June 30, 2010	December 31, 2009
Canadian Tax Pools
Canadian oil and gas property expenditures	$303,038	$299,220
Canadian development expenditures	212,470	189,791
Canadian exploration expenditures	9,192	–
Undepreciated capital costs	241,853	241,071
Non-capital losses	748,389	19,470
Other	12,453	169
Total Canadian tax pools	$1,527,395	$749,721
U.S. Tax Pools
Taxable depletion	$146,664	$148,031
Intangible drilling costs	17,079	9,182
Tangibles	7,452	3,686
Non-capital losses	23,529	4,178
Total U.S. tax pools	$194,724	$165,077

Net Income

Net income for the second quarter of 2010 was $33.0 million, as compared to a net income of $27.5 million for the second quarter in 2009. Revenues, net of royalties, increased $38.3 million or 23% in the three months ended June 30, 2010, as compared to the same period in 2009. This increase is further boosted by a $2.6 million increase in gain on financial derivative contracts in the second quarter of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $3.0 million and an increase in transportation and blending expenses of $6.9 million. The remaining changes are an increase in depletion and accretion expense of $10.9 million and an overall $16.7 million increase in foreign exchange loss for the second quarter of 2010, as compared to the same period in 2009.

Net income for the first six months of 2010 was $85.0 million, as compared to a net income of $19.0 million for the first six months of 2009. Revenues, net of royalties, increased $124.2 million or 42% in the six months ended June 30, 2010, as compared to the same period in 2009. This increase is further boosted by a $20.4 million increase in gain on financial derivative contracts in the first six months of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $6.8 million and an increase in transportation and blending expenses of $21.1 million. The remaining changes are an increase in depletion and accretion expense of $21.8 million and an overall $8.7 million increase in foreign exchange loss for the six months ended June 30, 2010, as compared to the same period in 2009.

Other Comprehensive Income (Loss)

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9429 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months and six months ended June 30, 2010 of 0.9733 and 0.9671 USD/CAD, respectively. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $5.1 million in the first quarter of 2010 and the addition of $7.6 million in the second quarter of 2010 resulted in a balance of $1.4 million in accumulated other comprehensive loss at June 30, 2010.

Baytex Energy Trust Second Quarter Report 2010

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Year Ended
($ thousands except for %)	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$111,438	$94,144	$83,525	$205,582	$119,581	$303,162	$471,237
Change in non-cash working capital	(3,039)	12,755	2,825	9,716	25,690	27,878	(38,857)
Asset retirement expenditures	724	599	311	1,323	762	1,146	1,443
Funds from operations	$109,123	$107,498	$86,661	$216,621	$146,033	$332,186	$433,823
Cash distributions declared, net of DRIP	$46,761	$49,142	$32,569	$95,903	$67,516	$137,601	$197,026
Payout ratio	43%	46%	38%	44%	46%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions declared, net of DRIP participation, of $46.8 million for the second quarter of 2010 were funded through funds from operations of $109.1 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Six Months Ended		Year Ended
($ thousands)	June 30, 2010	March 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$111,438	$94,144	$83,525	$205,582	$119,581	$303,162	$471,237
Cash distributions declared, net of DRIP	46,761	49,142	32,569	95,903	67,516	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	$64,677	$45,002	$50,956	$109,679	$52,065	$165,561	$274,211
Net income	$33,027	$51,954	$27,451	$84,981	$18,961	$87,574	$259,894
Cash distributions declared, net of DRIP	46,761	49,142	32,569	95,903	67,516	137,601	197,026
Excess (shortfall) of earnings over cash distributions declared, net of DRIP	$(13,734)	$2,812	$(5,118)	$(10,922)	$(48,555)	$(50,027)	$62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

Baytex Energy Trust Second Quarter Report 2010

As at June 30, 2010, Baytex had approximately $152.4 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended June 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $13.7 million, with net income reduced by $78.4 million for non-cash items. For the six months ended June 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $10.9 million, with net income reduced by $120.6 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

(thousands of Canadian dollars, except per unit amounts)	June 30, 2010	December 31, 2009	June 30, 2009
Bank loan	$341,919	$265,088	$154,171
Convertible debentures	5,864	7,736	10,053
Long-term notes	150,000	150,000	209,187
Working capital deficiency	55,660	51,452	38,550
Total monetary debt	$553,443	$474,276	$411,961

At June 30, 2010, total monetary debt was $553.4 million, as compared to $474.3 million at December 31, 2009, and $412.0 million at June 30, 2009. Bank borrowings and working capital deficiency at June 30, 2010 were $397.6 million, as compared to total credit facilities of $550.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. During the second quarter, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy of our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009 and July 15, 2010).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries’ ability to fulfill its obligations under Baytex’s credit facilities or the Series A senior unsecured debentures.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as a reduction in commodity prices.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2010	2009	2010	2009
Land	$8,466	$5,413	$14,353	$6,813
Seismic	236	1,528	(39)	1,844
Drilling and completion	35,058	21,432	72,974	57,792
Equipment	19,071	748	32,554	9,759
Other	(283)	797	(283)	1,185
Total exploration and development	$62,548	$29,918	$119,559	$77,393
Corporate acquisition	40,914	–	40,914	–
Property acquisitions	4,709	2,342	7,042	2,342
Property dispositions	(50)	6	(50)	(10)
Total oil and gas expenditures	108,121	32,266	167,465	79,725
Corporate assets(1)	(1,213)	360	3,243	549
Total capital expenditures	$106,908	$32,626	$170,708	$80,274

(1)	Includes a reduction to corporate assets of $3.7 million for leasehold improvement allowances.

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at August 9, 2010, the Trust had 111,554,050 trust units issued and outstanding.

As at August 9, 2010, the Trust had a principal amount of $5.7 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of June 30, 2010, and the expected timing of funding of these obligations, are noted in the table below.

Baytex Energy Trust Second Quarter Report 2010

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$190,847	$190,847	$–	$–	$–
Distributions payable to unitholders	20,027	20,027	–	–	–
Bank loan(1)	341,919	–	341,919	–	–
Convertible debentures(2)	5,894	5,894	–	–	–
Long-term debt(2)	150,000	–	–	–	150,000
Operating leases	56,769	5,748	11,488	11,131	28,402
Processing and transportation agreements	6,682	4,348	2,252	82	–
Total	$772,138	$226,864	$355,659	$11,213	$178,402

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Risk Management

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at June 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and six months ended June 30, 2010.

Quarterly Financial Information

	2010		2009				2008
($ thousands, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Petroleum and natural gas sales	241,564	261,782	237,981	208,264	193,239	150,336	199,890	363,044
Net income (loss)	33,027	51,954	27,956	40,657	27,451	(8,490)	52,401	137,228
Per unit – basic	0.30	0.47	0.26	0.38	0.26	(0.09)	0.54	1.44
Per unit – diluted	0.29	0.46	0.25	0.37	0.26	(0.09)	0.53	1.39

Baytex Energy Trust Second Quarter Report 2010

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (the “AcSB”) issued a third IFRS Omnibus Exposure Draft confirming that IFRS will replace the current GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Baytex for the year ending December 31, 2010, including the opening balance sheet as at January 1, 2010. Baytex expects IFRS will not have a major impact on the Trust’s operations or strategic decisions.

The Trust continues to implement plans for transitioning to IFRS. The key elements of the transition include analyzing accounting policy alternatives, process changes, internal control requirements and information system changes. During the first half of 2010, our work focused on further analyzing alternative accounting policies and drafting IFRS accounting policies, most notably under property, plant and equipment (“PP&E”), and reviewing potential internal control changes. Baytex is in the process of completing its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Trust is preparing the March 31, 2010 IFRS adjustments. Baytex’s external auditors are expected to review the Trust’s draft IFRS accounting policies and the IFRS opening balance sheet impacts during the remainder of 2010. The Trust’s IFRS project will continue through 2010 and is on schedule for a January 1, 2011 implementation date.

Management continues to analyze the accounting changes and has not yet finalized its accounting policies and as such is unable to quantify the impact on the financial statements of adopting IFRS. Communication of the quantitative impacts to external stakeholders is expected to occur in the latter half of 2010. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to the Trust’s adoption of IFRS, management’s draft policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

PP&E – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Trust has allocated the amount recognized under Canadian GAAP as at January 1, 2010 using both reserve volumes and reserve values to the assets at an area level and is evaluating the outcome of each calculation.

Baytex Energy Trust Second Quarter Report 2010

Asset retirement obligations – Decommissioning liabilities included in the cost of property, plant and equipment are measured as at January 1, 2010 in accordance with International Accounting Standards (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at January 1, 2010 determined under current GAAP are recognized directly in retained earnings.

Business combinations – IFRS 1 permits the use of IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition.

Key Accounting Policy Differences

The transition from GAAP to IFRS is significant and may materially affect our reported financial position and results. At this time, Baytex has identified the following key differences that will impact the financial statements:

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS, Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under GAAP. Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount. Under GAAP, estimated future cash flows used to assess impairments are not discounted. As such, impairment losses may be recognized earlier under IFRS than under GAAP. At January 1, 2010, the Trust is not anticipating any impairment of PP&E as a result of adopting IFRS.

Provisions – The Trust has made a preliminary decision to discount the estimated fair value of its asset retirement obligations and the related PP&E using a risk-free interest rate. Under GAAP, the Trust uses a credit-adjusted interest rate. A lower discount rate will increase the asset retirement obligation liability. In addition, under IFRS, asset retirement obligations are measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related PP&E. Existing liabilities under current GAAP are not re-measured using current discount rates.

Unit-based compensation – The Trust has determined the major differences from current GAAP that would impact the Trust are treating graded vesting awards as multiple separate awards with different lives and estimating forfeiture rates in advance as opposed to recognizing the impact when the forfeiture occurs. The Trust is currently analyzing the effect of the changes under IFRS on its unit-based compensation calculations.

Income taxes – In transitioning to IFRS, the Trust’s future tax liability will be impacted by the tax effects resulting from the IFRS adjustments. Due to the withdrawal in November 2009 of the exposure draft on IAS 12, “Income Taxes”, Baytex continues to assess the impact that the IFRS income tax principles may have on the Trust.

Baytex Energy Trust Second Quarter Report 2010

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

During 2010, the Trust will continue to assess the impact of the adoption of IFRS on internal controls over financial reporting to ensure all changes in accounting polices include appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures

Throughout the transition process, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Information Technology Systems

During the first half of 2010, the Trust continued to implement modifications to the accounting systems to accommodate the additional requirements under IFRS and to allow for the preparation of both GAAP and IFRS financial statements in 2010. Additional system modifications will be implemented based on final accounting policy choices.

Forward-Looking Statements

In the interest of providing Baytex’s unitholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this document are “forward- looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:
Baytex Energy Trust Second Quarter Report 2010

fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex’s Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust Second Quarter Report 2010

CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars) (unaudited)	June 30, 2010	December 31, 2009
ASSETS
Current assets
Cash	$3,016	$10,177
Accounts receivable	151,625	137,154
Crude oil inventory	573	1,384
Future income tax asset (note 12)	698	1,371
Financial derivative contracts (note 15)	29,830	29,453
	185,742	179,539
Future income tax asset (note 12)	150,199	418
Financial derivative contracts (note 15)	2,578	2,541
Petroleum and natural gas properties	1,716,464	1,663,752
Goodwill	37,755	37,755
	$2,092,738	$1,884,005
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$190,847	$180,493
Distributions payable to unitholders	20,027	19,674
Bank loan (note 4)	–	265,088
Convertible debentures (note 6)	5,864	7,736
Future income tax liability (note 12)	8,498	8,683
Financial derivative contracts (note 15)	2,450	4,650
	227,686	486,324
Bank loan (note 4)	341,919	–
Long-term debt (note 5)	150,000	150,000
Deferred credit (note 12)	109,800	–
Asset retirement obligations (note 7)	57,679	54,593
Future income tax liability (note 12)	176,157	179,673
Financial derivative contracts (note 15)	8,419	1,418
	1,071,660	872,008
UNITHOLDERS’ EQUITY
Unitholders’ capital (note 8)	1,336,356	1,295,931
Conversion feature of convertible debentures (note 6)	282	374
Contributed surplus (note 10)	21,211	20,371
Accumulated other comprehensive loss (note 9)	(1,433)	(3,899)
Deficit	(335,338)	(300,780)
	1,021,078	1,011,997
	$2,092,738	$1,884,005

Commitments and contingencies (note 16)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust Second Quarter Report 2010

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended June 30		Six Months Ended June 30
(thousands of Canadian dollars, except per unit amounts) (unaudited)	2010	2009	2010	2009
Revenue
Petroleum and natural gas	$241,564	$193,239	$503,346	$343,575
Royalties	(38,614)	(28,627)	(85,962)	(50,346)
Gain (loss) on financial derivative contracts (note 15)	2,224	(352)	17,161	(3,272)
	205,174	164,260	434,545	289,957
Expenses
Operating	42,766	39,750	85,062	78,312
Transportation and blending	45,917	39,033	97,956	76,875
General and administrative	9,291	6,671	20,422	15,405
Unit-based compensation (note 10)	2,392	1,469	4,846	3,157
Interest (note 13)	6,521	7,717	12,592	15,841
Financing charges	1,376	1,813	1,414	1,813
Foreign exchange loss (gain) (note 14)	4,334	(12,320)	408	(8,321)
Depletion, depreciation and accretion	67,326	56,379	133,344	111,583
	179,923	140,512	356,044	294,665
Income (loss) before income taxes	25,251	23,748	78,501	(4,708)
Income tax expense (recovery) (note 12)
Current	3,390	2,317	7,007	4,506
Future	(11,166)	(6,020)	(13,487)	(28,175)
	(7,776)	(3,703)	(6,480)	(23,669)
Net income	$33,027	$27,451	$84,981	$18,961
Other comprehensive income (loss)
Foreign currency translation adjustment (note 9)	7,610	(9,772)	2,466	8,979
Comprehensive income	$40,637	$17,679	$87,447	$27,940
Net income per trust unit (note 11)
Basic	$0.30	$0.26	$0.77	$0.19
Diluted	$0.29	$0.26	$0.74	$0.18
Weighted average trust units (note 11)
Basic	110,947	105,544	110,528	101,826
Diluted	114,565	107,481	114,359	102,861

CONSOLIDATED STATEMENTS OF DEFICIT

	Three Months Ended June 30		Six Months Ended June 30
(thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Deficit, beginning of period	$(308,402)	$(274,036)	$(300,780)	$(224,314)
Net income	33,027	27,451	84,981	18,961
Distributions to unitholders	(59,963)	(38,429)	(119,539)	(79,661)
Deficit, end of period	$(335,338)	$(285,014)	$(335,338)	$(285,014)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust Second Quarter Report 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
(thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$33,027	$27,451	$84,981	$18,961
Items not affecting cash:
Unit-based compensation (note 10)	2,392	1,469	4,846	3,157
Unrealized foreign exchange loss (gain) (note 14)	7,347	(13,918)	2,497	(9,296)
Depletion, depreciation and accretion	67,326	56,379	133,344	111,583
Accretion on debentures and notes (notes 5 & 6)	13	478	29	912
Unrealized loss on financial derivative contracts (note 15)	10,184	20,822	4,411	48,891
Future income tax recovery	(11,166)	(6,020)	(13,487)	(28,175)
	109,123	86,661	216,621	146,033
Change in non-cash working capital	3,039	(2,825)	(9,716)	(25,690)
Asset retirement expenditures (note 7)	(724)	(311)	(1,323)	(762)
	111,438	83,525	205,582	119,581
Financing activities
Payments of distributions	(47,686)	(32,184)	(96,408)	(71,622)
Increase (decrease) in bank loan	76,455	(117,361)	74,311	(54,216)
Issuance of trust units (note 8)	2,274	116,697	11,647	117,399
Issuance costs (note 8)	–	(6,095)	–	(6,095)
	31,043	(38,943)	(10,450)	(14,534)
Investing activities
Petroleum and natural gas property expenditures	(62,548)	(29,918)	(119,559)	(77,393)
Acquisition of petroleum and natural gas properties, net	(4,709)	(2,348)	(7,042)	(2,332)
Corporate acquisition (note 3)	(40,914)	–	(40,914)	–
Disposition of petroleum and natural gas properties, net	50	–	50	–
Acquisition of financing entities (note 12)	(38,000)	–	(38,000)	–
Additions of corporate assets	1,213	(360)	(3,243)	(549)
Change in non-cash working capital	4,964	(10,850)	6,661	(22,937)
	(139,944)	(43,476)	(202,047)	(103,211)
Impact of foreign exchange on cash balances	(149)	171	(246)	128
Change in cash	2,388	1,277	(7,161)	1,964
Cash, beginning of period	628	687	10,177	–
Cash, end of period	$3,016	$1,964	$3,016	$1,964

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust Second Quarter Report 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three months and six months ended June 30, 2010 and 2009
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1.	BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust for the year ended December 31, 2009. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted in the interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

Baytex Energy Trust Second Quarter Report 2010

3.	CORPORATE ACQUISITION

On May 26, 2010, the Company acquired all the issued and outstanding shares of a private company, a junior heavy oil producer with operational focus in the east central Alberta through to west central Saskatchewan, for total consideration of $40.9 million (net of cash acquired). The acquisition has been accounted for as a business combination using the purchase method of accounting. The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Costs associated with acquisition	600
Total purchase price	$40,914
Allocation of purchase price:
Working capital	$286
Property, plant and equipment	50,540
Asset retirement obligations	(1,371)
Future income tax liability	(8,541)
Total net assets acquired	$40,914

Amendments may be made to the purchase equation as the cost estimates and balance are finalized.

4.	BANK LOAN

	June 30, 2010	December 31, 2009
Bank loan	$341,919	$265,088

The Company has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. During the second quarter, the Company reached agreement with its lending syndicate to amend the revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of the Company’s assets.

5.	LONG-TERM DEBT

	June 30, 2010	December 31, 2009
9.15% senior unsecured debentures	$150,000	$150,000

On August 26, 2009, the Trust issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to the Company’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accreted up to the principal balance at maturity using the effective interest method. The Company recorded no accretion expense for the three months ended June 30, 2010 (three months ended June 30, 2009 – $0.5 million) and for the six months ended June 30, 2010 (six months ended June 30, 2009 – $0.9 million). The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in accretion expense upon redemption of the senior subordinated notes.

Baytex Energy Trust Second Quarter Report 2010

6.           CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	–	85	–
Balance, December 31, 2009	7,815	$7,736	$374
Conversion	(1,921)	(1,901)	(92)
Accretion	–	29	–
Balance, June 30, 2010	5,894	$5,864	$282

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. At June 30, 2010 and December 31, 2009, the debentures are classified as a current liability as they mature and are due and payable on December 31, 2010.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

7.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2010	December 31, 2009
Balance, beginning of period	$54,593	$49,351
Liabilities incurred	393	1,320
Liabilities settled	(1,323)	(1,146)
Acquisition of liabilities	1,371	3,268
Disposition of liabilities	(3)	(146)
Accretion	2,209	4,184
Change in estimate(1)	434	(2,212)
Foreign exchange	5	(26)
Balance, end of period	$57,679	$54,593

(1)	Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

Baytex Energy Trust Second Quarter Report 2010

The Trust’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 51 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at June 30, 2010 is $284.9 million (December 31, 2009 – $279.3 million). The amount of estimated cash flow required to settle the retirement obligations at June 30, 2010, discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%, is $57.7 million (December 31, 2009 – $54.6 million).

8.	UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.

	Number of Units	Amount
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	–	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	–	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931
Issued on conversion of debentures	130	1,993
Issued on exercise of unit rights	1,088	11,647
Transfer from contributed surplus on exercise of unit rights	–	4,006
Issued pursuant to distribution reinvestment plan	742	22,779
Balance, June 30, 2010	111,259	$1,336,356

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2010	December 31, 2009
Balance, beginning of period	$(3,899)	$–
Foreign currency translation adjustment	2,466	(3,899)
Balance, end of period	$(1,433)	$(3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the foreign operations. The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9429 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three month and six month periods ended June 30, 2010 (0.9733 and 0.9671 USD/CAD, respectively). Translation gains and losses are deferred and included in accumulated other comprehensive loss in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

10.	TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan. Under the Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Plan provides that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.

Baytex Energy Trust Second Quarter Report 2010

The Trust recorded compensation expense of $2.4 million for the three months ended June 30, 2010 (three months ended June 30, 2009 – $1.5 million) and $4.8 million for the six months ended June 30, 2010 (six months ended June 30, 2009 – $3.2 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $8.21 per unit right for unit rights issued during the six months ended June 30, 2010 (six months ended June 30, 2009 – $1.93 per unit). The following assumptions were used to arrive at the estimate of fair values:

	Three and Six Months Ended June 30
	2010	2009
Expected annual exercise price reduction (on unit rights with a declining exercise price)	$2.16	$1.44 – $2.16
Expected volatility	43% – 44%	39% – 43%
Risk-free interest rate	2.42% – 2.92%	1.78% – 2.60%
Expected life of unit rights (years)(1)	Various	Various

(1)	The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price(1)
Balance, December 31, 2008	8,449	$14.58
Granted(2)	1,844	$24.87
Exercised	(2,059)	$9.97
Cancelled	(114)	$16.43
Balance, December 31, 2009	8,120	$16.68
Granted(2)	132	$30.86
Exercised	(1,088)	$10.71
Cancelled	(170)	$20.73
Balance, June 30, 2010	6,994	$16.76

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about the unit rights outstanding at June 30, 2010:

Range of Exercise Prices	Number Outstanding at June 30, 2010	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2010	Weighted Average Exercise Price
$3.03 to $8.40	438	0.4	$5.91	438	$5.91
$8.41 to $13.78	411	2.4	$12.66	219	$12.46
$13.79 to $19.16	4,416	2.5	$14.69	2,465	$14.47
$19.17 to $24.54	333	3.4	$20.80	62	$21.69
$24.55 to $29.92	1,357	4.4	$26.79	–	$–
$29.93 to $35.27	39	4.8	$32.68	–	$–
$3.03 to $35.27	6,994	2.8	$16.76	3,184	$13.30

Baytex Energy Trust Second Quarter Report 2010

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights(1)	(7,306)
Balance, December 31, 2009	$20,371
Compensation expense	4,846
Transfer from contributed surplus on exercise of unit rights(1)	(4,006)
Balance, June 30, 2010	$21,211

(1)	Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders’ capital.

11.	NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The trust units issuable on conversion of convertible debentures have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended June 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit – basic	$33,027	110,947	$0.30	$27,451	105,544	$0.26
Dilutive effect of unit rights	–	3,202		–	1,237
Conversion of convertible debentures	81	416		115	700
Net income per trust unit – diluted	$33,108	114,565	$0.29	$27,566	107,481	$0.26

For the three months ended June 30, 2010, 0.1 million unit rights (three months ended June 30, 2009 – 2.7 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

	Six Months Ended June 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit – basic	$84,981	110,528	$0.77	$18,961	101,826	$0.19
Dilutive effect of unit rights	–	3,375		–	1,035
Conversion of convertible debentures	177	456		–	–
Net income per trust unit – diluted	$85,158	114,359	$0.74	$18,961	102,861	$0.18

For the six months ended June 30, 2010, 0.1 million unit rights (six months ended June 30, 2009 – 6.0 million and $0.7 million trust units that would be issued on conversion of the convertible debentures) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

Baytex Energy Trust Second Quarter Report 2010

12.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Six Months Ended June 30
	2010	2009
Income (loss) before income taxes	$78,501	$(4,708)
Expected income taxes (recovery) at the statutory rate of 28.49% (2009 – 29.55%)	22,365	(1,391)
Increase (decrease) in income taxes resulting from:
Net income of the Trust	(32,312)	(24,962)
Non-taxable portion of foreign exchange loss (gain)	359	(1,339)
Effect of change in income tax rate	1,015	(562)
Effect of change in opening tax pool balances	(6,318)	3,757
Effect of change in valuation allowance	–	(4,537)
Unit-based compensation	1,381	933
Other	23	(74)
Future income tax recovery	(13,487)	(28,175)
Current income tax expense	7,007	4,506
Income tax recovery	$(6,480)	$(23,669)

The components of the net future income tax liability are as follows:

	June 30, 2010	December 31, 2009
Future income tax liabilities:
Petroleum and natural gas properties	$(202,946)	$(200,820)
Financial derivative contracts	(734)	(749)
Partnership deferral	(41,522)	–
Other	(3,480)	(5,438)
Future income tax assets:
Asset retirement obligations	14,445	13,929
Non-capital losses	203,112	13,185
Financial derivative contracts	2,399	418
Finance costs	2,768	220
Net future income tax liability-long-term(1)	$25,958	$179,255
Current portion of future income tax liability(2)	(8,498)	(8,683)
Current portion of future income tax asset(2)	698	1,371
Net future income tax liability-current	$(7,800)	$(7,312)

(1)	Non-capital loss carry-forwards totaled $755.9 million ($48.4 million in 2009) and expire from 2014 to 2028.

(2)	The current portion of future income tax asset and liability are derived from the current portion of financial derivative contracts.

In May 2010, the Trust acquired a number of private entities for use in the internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Baytex Energy Trust Second Quarter Report 2010

13.	INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debts as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Bank loan and other	$2,977	$2,066	$5,597	$4,148
Long-term debt	3,431	5,460	6,747	11,309
Convertible debentures	113	191	248	384
Interest expense	$6,521	$7,717	$12,592	$15,841

14.	SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

The Trust made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Interest paid	$4,293	$2,162	$13,476	$14,295
Financing charges paid	$1,428	$1,813	$1,632	$1,813
Current income taxes paid	$2,018	$2,938	$4,133	$5,877

Foreign Exchange Loss (Gain)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Unrealized foreign exchange loss (gain)	$7,347	$(13,918)	$2,497	$(9,296)
Realized foreign exchange loss (gain)	(3,013)	1,598	(2,089)	975
Foreign exchange loss (gain)	$4,334	$(12,320)	$408	$(8,321)

Baytex Energy Trust Second Quarter Report 2010

5.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial derivative contracts, long-term debt and convertible debentures.

Classification of Financial Instruments

Under GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term debt and convertible debentures, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The Trust expenses all financial instrument transaction costs immediately.

The Trust classifies the fair value of the derivatives according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	June 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
Held for trading
Cash	$3,016	$3,016	$10,177	$10,177	Level 1
Derivatives designated as held for trading	32,408	32,408	31,994	31,994	Level 2
Total held for trading	$35,424	$35,424	$42,171	$42,171
Loans and receivables
Accounts receivable	$151,625	$151,625	$137,154	$137,154	–
Total loans and receivables	$151,625	$151,625	$137,154	$137,154
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$(10,869)	$(10,869)	$(6,068)	$(6,068)	Level 2
Total held for trading	$(10,869)	$(10,869)	$(6,068)	$(6,068)
Other financial liabilities
Accounts payable and accrued liabilities	$(190,847)	$(190,847)	$(180,493)	$(180,493)	–
Distributions payable to unitholders	(20,027)	(20,027)	(19,674)	(19,674)	–
Bank loan	(341,919)	(341,919)	(265,088)	(265,088)	–
Convertible debentures	(5,864)	(12,915)	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(161,250)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$(708,657)	$(726,958)	$(622,991)	$(643,479)

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Baytex Energy Trust Second Quarter Report 2010

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk

The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At June 30, 2010, the Trust had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price(1)
Forward sales	October 1, 2009 to December 31, 2010	US$1.0 million	1.0870
Forward sales	January 1, 2010 to December 31, 2010	US$10.0 million	1.1889
Forward sales	January 1, 2010 to March 31, 2011	US$5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$5.0 million	1.0711
Forward sales	April 1, 2010 to March 31, 2011	US$1.0 million	1.0185
Forward sales	June 1, 2010 to June 30, 2012	US$1.0 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$3.0 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$3.0 million	1.0622

(1)	Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes interest due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at June 30, 2010.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$1,344
Loss (gain) on other monetary assets/liabilities	1,306
Impact on income before income taxes and comprehensive income	$2,650

The carrying amounts of the Trust’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
U.S. dollar denominated	US$ 81,047	US$ 67,389	US$ 202,782	US$ 198,690

Subsequent to June 30, 2010, the Trust added the following currency contract:

Type	Period	Amount per month	Sales Price(1)
Forward sales	January 1, 2011 to August 31, 2012	US$1.0 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$1.0 million	1.0500

(1)	Based on the weighted average exchange rate (CAD/USD).

Baytex Energy Trust Second Quarter Report 2010

Interest rate risk

The Trust’s interest rate risk arises from its floating rate bank credit facilities. As at June 30, 2010, $341.9 million of the Trust’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the six months ended June 30, 2010 by approximately $1.4 million. The Trust uses a combination of short-term and long-term debt to finance operations. Bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At June 30, 2010, the Trust had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at June 30, 2010, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized loss in six months ended June 30, 2010 by approximately $3.2 million.

Commodity Price Risk

The Trust monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at June 30, 2010, a 10% increase would reduce the unrealized gain at June 30, 2010 by $16.0 million, while a 10% decrease would increase the unrealized gain at June 30, 2010 by $16.0 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at June 30, 2010, a 10% increase would reduce the unrealized gain at June 30, 2010 by $1.2 million, while a 10% decrease would increase the unrealized gain at June 30, 2010 by $0.6 million.

Baytex Energy Trust Second Quarter Report 2010

Financial Derivative Contracts

At June 30, 2010, the Trust had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	April to July 2010	2,000 bbl/d	US$83.11	WTI
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.60	WTI
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.80	WTI
Fixed – Sell	February to December 2010	1,000 bbl/d	US$85.50	WTI
Fixed – Sell	December 2010	2,000 bbl/d	US$93.10	WTI
Fixed – Buy	Calendar 2010	575 bbl/d	US$64.00	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	US$77.78	WTI
Collar – Sell	Calendar 2010	2,000 bbl/d	US$70.00 - 95.65	WTI
Collar – Sell	Calendar 2010	1,000 bbl/d	US$75.00 - 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$83.10	WTI
Fixed – Sell	Calendar 2010	770 bbl/d	US$82.30	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$80.08	WTI
Collar – Sell	Calendar 2011	1,000 bbl/d	US$90.00 - 98.00	WTI
Time spread – Sell	July 2010	6,000 bbl/d	Dec 2011 – US$5.76	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Collar – Sell	April 2009 to December 2010	5,000 GJ/d	Cdn$5.00 - 6.30	AECO
Fixed – Sell	July to December 2010	2,000 GJ/d	Cdn$4.48	AECO
Collar – Sell	Calendar 2010	1,000 GJ/d	Cdn$5.50 - 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	Cdn$6.19	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Sold call	March 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX

Financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Realized gain on financial derivative contracts	$12,408	$20,470	$21,572	$45,619
Unrealized (loss) on financial derivative contracts	(10,184)	(20,822)	(4,411)	(48,891)
Gain (loss) on financial derivative contracts	$2,224	$(352)	$17,161	$(3,272)

Subsequent to June 30, 2010, the Trust added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Time spread – Sell	August 2010	3,000 bbl/d	Dec 2011 – US$4.95	WTI
Fixed – Sell	September to December 2010	1,500 bbl/d	US$83.22	WTI

Baytex Energy Trust Second Quarter Report 2010

Physical Delivery Contracts

At June 30, 2010, the Trust had the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
LLK Blend	February to September 2010	500 bbl/d	WTI less US$10.25
LLK Blend	February to September 2010	500 bbl/d	WTI × 86.85%
WCS Blend	July to December 2010	1,000 bbl/d	WTI less US$14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI × 81.06%
WCS Blend	Calendar 2010	2,500 bbl/d	US$51.04
Condensate	Calendar 2010	575 bbl/d	WTI plus US$2.25 - 2.60
Condensate	Calendar 2010	315 bbl/d	WTI less US$0.50
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less US$14.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.74
WCS Blend	Calendar 2010	1,000 bbl/d	WTI × 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.25
WCS Blend	Calendar 2010	1,000 bbl/d	WTI × 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI × 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI less US$13.29
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.00
LLB Blend	July to September 2010	500 bbl/d	WTI less US$10.25
LLB Blend	July to September 2010	500 bbl/d	WTI × 87.20%

Natural Gas	Period	Volume	Price/Unit
Price collar	Calendar 2010	5,000 GJ/d	AECO Cdn$5.00 - 6.28
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 - 7.10
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$5.00

Subsequent to June 30, 2010, the Trust added the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	Calendar 2011	2,000 bbl/d	WTI less US$15.38
WCS Blend	April to June 2011	2,000 bbl/d	WTI less US$15.80
WCS Blend	July to September 2011	2,000 bbl/d	WTI less US$15.60

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional trust units. As at June 30, 2010, the Trust had available unused bank credit facilities in the amount of $152.4 million.

Baytex Energy Trust Second Quarter Report 2010

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$190,847	$190,847	$–	$–	$–
Distributions payable to unitholders	20,027	20,027	–	–	–
Bank loan(1)	341,919	–	341,919	–	–
Convertible debentures(2)	5,894	5,894	–	–	–
Long-term debt(2)	150,000	–	–	–	150,000
	$708,687	$216,768	$341,919	$–	$150,000

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instruments.

Credit Risk

Credit risk is the risk that counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at June 30, 2010, accounts receivable included a $3.8 million balance over 90 days (December 31, 2009 – $8.5 million) and a balance of $2.0 million (December 31, 2009 – $2.3 million) has been set up as allowance for doubtful accounts.

16.	COMMITMENTS AND CONTINGENCIES

At June 30, 2010, the Trust had the following obligations under operating leases and processing and transportation agreements:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$56,769	$5,748	$5,851	$5,637	$5,547	$5,584	$28,402
Processing and transportation agreements	6,682	4,348	1,984	268	68	14	–
Total	$63,451	$10,096	$7,835	$5,905	$5,615	$5,598	$28,402

At June 30, 2010, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	Calendar 2010	0.1 MW/hr	Cdn$49.43
Fixed – Buy	Calendar 2010	0.2 MW/hr	Cdn$48.93
Fixed – Buy	July to December 2010	0.2 MW/hr	Cdn$50.33
Fixed – Buy	July 2010 to December 2011	0.2 MW/hr	Cdn$49.11
Fixed – Buy	January to December 2011	0.2 MW/hr	Cdn$47.71

Baytex Energy Trust Second Quarter Report 2010

Other

During 2009, the Company implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with the Company and the intrinsic value of reference unit rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At June 30, 2010, a liability of $0.6 million has been accrued.

At June 30, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at June 30, 2010, additional payments totaling $7.2 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

17.	CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures. At June 30, 2010, total net monetary debt was $553.4 million.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units or debt, or sell assets to reduce debt.

The Trust monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

Baytex Energy Trust Second Quarter Report 2010

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006. The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year. The Trust did not issue equity in excess of its safe harbour amounts during 2006, 2007, 2008, 2009, or during the first six months of 2010. As at June 30, 2010, the Trust had an unused safe harbour amount of $1,120.2 million (December 31, 2009 – $1,160.7 million). The Trust is planning to complete a conversion transaction from the current trust structure to a corporate legal form at year-end 2010.

Baytex Energy Trust Second Quarter Report 2010

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta
AcSB	Accounting Standards Board
bbl	barrel
bbl/d	barrel per day
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe/d*	barrels of oil equivalent per day
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
LIBOR	London Interbank Offered Rate
LLB	Lloyd Light Blend
LLK	Lloyd Kerrobert
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbl	million barrels
mmboe*	million barrels of oil equivalent
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	Megawatt
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OPEC	Organization of the Petroleum Exporting Countries
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate

*
BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Trust Second Quarter Report 2010

CORPORATE INFORMATION

BOARD OF DIRECTORS
Raymond T. Chan
Executive Chairman
Baytex Energy Ltd.
John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP
Edward Chwyl (2)(3)(4)
Lead Independent Director
Independent Businessman
Naveen Dargan (1)(2)(4)
Independent Businessman
R. E. T. (Rusty) Goepel (1)
Senior Vice President
Raymond James Ltd.
Anthony W. Marino
President & Chief Executive Officer
Baytex Energy Ltd.
Gregory K. Melchin (1)
Independent Businessman
Dale O. Shwed (3)
President & Chief Executive Officer
Crew Energy Inc.
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Nominating and Governance Committee
HEAD OFFICE
Centennial Place, East Tower
Suite 2800, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
T 587-952-3000
F 587-952-3001
Toll-free: 1-800-524-5521
www.baytex.ab.ca
AUDITORS
Deloitte & Touche LLP
BANKERS
The Toronto-Dominion Bank
Bank of Nova Scotia
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
Credit Suisse AG
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

OFFICERS
Raymond T. Chan
Executive Chairman
Anthony W. Marino
President & Chief Executive Officer
W. Derek Aylesworth
Chief Financial Officer
Marty L. Proctor
Chief Operating Officer
Randal J. Best
Senior Vice President,
Corporate Development
Stephen Brownridge
Vice President, Exploration
Murray J. Desrosiers
Vice President,
General Counsel and Corporate Secretary
Brett J. McDonald
Vice President, Land
Timothy R. Morris
Vice President, U.S. Business Development
R. Shaun Paterson
Vice President, Marketing
Richard P. Ramsay
Vice President, Heavy Oil
Mark F. Smith
Vice President, Conventional Oil & Gas
LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
RESERVES ENGINEERS
Sproule Associates Limited
TRANSFER AGENT
Valiant Trust Company
EXCHANGE LISTING
Toronto Stock Exchange
Symbol: BTE.UN
New York Stock Exchange
Symbol: BTE